Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
UNITED STATES FEDERAL INCOME TAX INFORMATION FOR 2007

Calgary, Alberta, Canada – January 23, 2008

Precision Drilling Trust (“Precision” or the “Trust”) announced today the United States (“U.S.”) federal income tax treatment of the cash and “in-kind” distributions made by Precision to individual U.S. resident unitholders in 2007.

Based on advice from Precision’s U.S. tax advisors, the issued and outstanding trust units of Precision will be classified as equity rather than as debt for U.S. federal income tax purposes. Precision believes that the cash distributions paid in 2007 to individual U.S. resident unitholders out of its current and accumulated earnings and profits should be treated as qualified dividend income for U.S. federal income tax purposes eligible for the reduced maximum rate of tax to individuals of generally 15% and that the “in-kind” distribution made in January 2007, which was followed by an immediate consolidation of trust units so that the number of Trust units outstanding were unchanged from the number of Trust units outstanding immediately before the special “in-kind” distribution, should be treated as a non-taxable stock dividend for U.S. federal income tax purposes. More detailed U.S. federal income tax information regarding the Trust’s 2007 cash and
“in-kind” distributions is provided on Precision’s website at:  www.precisiondrilling.com/UnitholderInfo/Taxation/Taxation2007.cfm

United States resident unitholders are advised to consult their own tax advisers as to the specific U.S. federal and state income tax consequences associated with Precision’s distributions in 2007.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax
403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com